Exhibit 22

List of Issuer and Guarantor Subsidiaries

The following subsidiaries of Avis Budget Group, Inc. (the "Parent") were, as of June 30, 2020, guarantors of the Company's senior notes:

Entity	Jurisdiction of Incorporation	Senior Notes
AB Car Rental Services, Inc.	Delaware	Guarantor
Avis Budget Car Rental LLC	Delaware	Issuer
Avis Budget Holdings, LLC	Delaware	Guarantor
Avis Car Rental Group, LLC	Delaware	Guarantor
Avis Caribbean, Limited	Delaware	Guarantor
Avis Group Holdings, LLC	Delaware	Guarantor
Avis International, Ltd.	Delaware	Guarantor
Avis Rent A Car System, LLC	Delaware	Guarantor
Budget Rent A Car System, Inc.	Delaware	Guarantor
Budget Truck Rental LLC	Delaware	Guarantor
PR Holdco, Inc.	Delaware	Guarantor
Wizard Services, Inc.	Delaware	Guarantor
Wizard Co., Inc.	Delaware	Guarantor
Zipcar, Inc.	Delaware	Guarantor